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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)
                            ------------------------

                              CBI INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                              CBI INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $2.50 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                           ------------------------

                                  124800 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ------------------------

                           CHARLES O. ZIEMER, ESQ.
                  SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             CBI INDUSTRIES, INC.
                             800 JORIE BOULEVARD
                        OAK BROOK, ILLINOIS 60521-2268
                                (708) 572-7000
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            RICHARD D. KATCHER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                         NEW YORK, NEW YORK 10019-6150
                                 (212) 403-1000

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

     This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on November 16, 1995, and as subsequently amended (as so amended, the "Schedule 14D-9"), by CBI Industries, Inc., a Delaware corporation (the "Company" or "CBI"), relating to the tender offer made by PX Acquisition Corp. ("P Sub"), a Delaware corporation and a wholly owned subsidiary of Praxair, Inc., a Delaware corporation ("Praxair"), to purchase all outstanding shares of Common Stock, including the associated Rights issued pursuant to the Amendment and Restatement dated as of August 8, 1989 of a Rights Agreement dated as of March 4, 1986, between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $33.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1995, as amended and supplemented by the Supplement to the Offer to Purchase dated December 28, 1995 and the related revised Letter of Transmittal (which together constitute the "Amended Praxair Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER.

     The description under Item 2 is hereby amended and supplemented by adding the following information:

     This Statement relates to the tender offer by P Sub to purchase all outstanding Shares at a price of $33.00 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Amended Praxair Offer.

     The Amended Praxair Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 22, 1995, among Praxair, P Sub and the Company (the "Merger Agreement"). The Merger Agreement provides that following consummation of the Amended Praxair Offer, subject to the other conditions contained in the Merger Agreement, including, if required by law, obtaining the necessary vote of the Company's stockholders in favor of the Merger Agreement and the merger of P Sub with and into the Company, P Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares owned by Praxair, P Sub or their subsidiaries, and other than any Shares held by stockholders who perfect their dissenters' rights under Delaware law) will be converted into the right to receive $33.00 in cash. The Merger Agreement also provides for the payment of a $43.5 million fee to Praxair under certain circumstances if the Merger Agreement is terminated. A summary of the Merger Agreement is contained in Section 7 of the Supplement to the Offer to Purchase dated December 28, 1995, which is filed as Exhibit 28 to Praxair's Schedule 14D-1; a copy of which is enclosed with this Schedule 14D-9, and such summary is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The foregoing description of certain terms of the Merger Agreement and the summary referred to above are qualified by reference to such Exhibit and to the Merger Agreement, which is attached as Exhibit 37 to the Schedule 14D-9 and is incorporated herein by reference.

     Pursuant to the Merger Agreement, the CBI Restricted Stock Award Plan
(1978), the CBI 1983 Restricted Stock Award Plan, the CBI 1989 Restricted Stock Award Plan and the CBI 1994 Restricted Stock Award Plan (the "Restricted Stock Plans") will terminate following the purchase of Shares pursuant to the Amended Praxair Offer. Under the terms of the Restricted Stock Plans, all restrictions on Shares granted under such plans will lapse following a termination of such plans after a Change in Control (as defined). The acquisition by Praxair of beneficial ownership of 10% or more of the Shares will constitute a Change in Control for purposes of the Restricted Stock Plans.

     The Compensation Committee of the Board has approved certain awards under the CBI 1994 Restricted Stock Award Plan (the "1994 Restricted Stock Plan") effective immediately prior to the termination of the 1994 Restricted Stock Plan. Specifically, the Committee resolved that 94.1% of each award based on 1995 performance will be deemed earned and will be paid in cash upon termination of the 1994 Restricted Stock Plan, and all awards based on performance for fiscal years 1996 and 1997 will be awarded as if payable in full and will be paid in cash.

ITEM 3. IDENTITY AND BACKGROUND.

     The description under Item 3 is hereby amended and supplemented by adding the following information:

     On December 19, 1995, Praxair announced that it had made a proposal to the Company to increase the price per Share to be paid in the Praxair Offer from $32.00 to $33.00. Praxair said that if the Company's Board of Directors did not accept its proposal and sign a merger agreement by 5:00 p.m. Eastern time on December 21, 1995, it would withdraw the offer and continue with the $32.00 per Share Praxair Offer. On December 21 and 22, 1995, the Board met to discuss the Amended Praxair Offer and related matters. On December 22, 1995, the Board determined that the Amended Praxair Offer and the Merger are fair to and in the best interests of the Company and its stockholders. On December 22, 1995, the Merger Agreement was executed by the parties thereto and Praxair and the Company issued a press release announcing the execution of the Merger Agreement. See also Item 2 above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The description under Item 4 is hereby amended and supplemented by adding the following information:

     At a meeting of the Board on December 22, 1995, the Board determined that the Amended Praxair Offer and the Merger are fair to and in the best interests of the Company and its stockholders. THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE AMENDED PRAXAIR OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED PRAXAIR OFFER.

     In reaching its conclusions with respect to the Amended Praxair Offer, the Board considered a number of factors, including the following:

     (1) The terms and conditions of the Amended Praxair Offer and the Merger Agreement, including the price to be paid in the Amended Praxair Offer and the Merger;

     (2) The written opinions of Lehman Brothers Inc. and Merrill Lynch & Co. that, as of the date of such opinions, the $33.00 per Share to be offered to the stockholders of the Company pursuant to the Amended Praxair Offer and the Merger is fair to such stockholders from a financial point of view (copies of such opinions setting forth the assumptions made and matters considered and limitations set forth by Lehman Brothers Inc. and Merrill Lynch & Co. are included as Annexes A and B hereto, respectively, and stockholders are urged to read such opinions in their entirety);

     (3) The recommendation of management of the Company that the Amended Praxair Offer and the Merger be approved;

     (4) The directors' knowledge of the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates, the Company's position in such markets, and the efforts by the Company's management, with the advice and assistance of its legal and financial advisors, to explore other possible transactions involving the Company; and

     (5) the historical and current market prices for the Shares.

     The Board also considered communications from a third party indicating an interest in discussing an acquisition of the Company's industrial gas business for $2.05 billion, which amount would include the assumption of debt. Such party indicated it was interested only in pursuing an acquisition of such business and not an acquisition of any of the Company's other businesses or the Company as a whole. The Board considered the responses to its search for potential buyers of the Company's non-gas businesses and the possibility of distributing such businesses to the Company's stockholders by means of a dividend, including the views of its financial advisors with respect to the range of potential market values of such businesses. The Board determined to recommend the Amended Praxair Offer after taking into account the foregoing, the fact that there was no assurance that a definitive agreement with such third party for the disposition of the industrial gas business could have been negotiated, as well as the uncertainties, costs and delays associated with a disposition of the Company's businesses in separate transactions, including the uncertainty related to the value at which the securities of the non-gas businesses would trade following the public distribution thereof.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Amended Praxair Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

     At the December 22, 1995, meeting of the Board, the Board also approved the Amended Praxair Offer and the Merger for the purposes of eliminating the application of Section 203 of the DGCL, and also approved the Amended Praxair Offer and the Merger for purposes of Article Tenth and Article Fifteenth of the Certificate. The Board also took certain actions with respect to the Rights as described below under Item 8.

     A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit 38 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     The description under Item 6 is hereby amended and supplemented by adding the following information:

     To the best of the Company's knowledge, except to the extent such action could subject them to liability pursuant to the federal securities laws or except to the extent restricted by the terms of the plans under which such Shares were issued, all of its executive officers, directors or affiliates currently intend to tender any Shares which are held of record or beneficially owned by such persons pursuant to the Amended Praxair Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     The description under Item 7 is hereby amended and supplemented by adding the following information:

     On December 22, 1995, the Company entered into the Merger Agreement with Praxair and P Sub. Reference is made to the information set forth under Items 2 and 3 above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The description under Item 8 is hereby amended and supplemented by adding the following information:

     Litigation. Pursuant to the Merger Agreement, the Company, Praxair and P Sub agreed to dismiss immediately, with each party bearing its own costs and litigation expenses, all proceedings pending between themselves and their affiliates and to sign and deliver such further papers as may be necessary in connection with such dismissals.

     The Rights Agreement. At its meeting on December 22, 1995, the Company's Board of Directors authorized an amendment to the Rights Agreement, (the "Rights Plan Amendment") to amend the definition of "Permitted Tender Offer" such that a "Permitted Tender Offer" is any offer which the Board, in its sole discretion and subject to any conditions the Board deems proper, determines to be a Permitted Tender Offer. The Board further determined that, so long as the Merger Agreement has not been terminated, the Amended Praxair Offer is a Permitted Tender Offer, no "Distribution Date" (as defined in the Rights Agreement) will occur and Section 11.1(b) of the Rights Agreement will not be triggered, in each case as a result of the announcement, commencement or consummation of the Amended Praxair Offer or the execution and delivery of the Merger Agreement, with the effect that none of such events will trigger the exercisability of the Rights or the separation of the Rights from the certificates to which they are attached.

     Information Statement. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Praxair, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED ON EXHIBITS

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit 37     Agreement and Plan of Merger, dated as of December 22, 1995, by and among
               Praxair, Inc., PX Acquisition Corp. and CBI Industries, Inc.
Exhibit 38     Letter to CBI Industries, Inc.'s stockholders dated December 28, 1995*
Exhibit 39     Opinion of Lehman Brothers Inc. dated December 22, 1995 (included as Annex A to Amendment No. 9 to the Schedule 14D-9)*
Exhibit 40     Opinion of Merrill Lynch & Co. dated December 22, 1995 (included as Annex B to
               Amendment No. 9 to the Schedule 14D-9)*
Exhibit 41     Form of Letter to Restricted Stock Plan Participants

---------------
* Included in copy mailed to stockholders.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CBI INDUSTRIES, INC.

Dated: December 28, 1995                  By: /s/  John E. Jones
                                              -----------------------
                                            John E. Jones
                                            Chairman, President and
                                              Chief Executive Officer

                                                                      SCHEDULE I

                              CBI INDUSTRIES, INC.
                              800 JORIE BOULEVARD
                         OAK BROOK, ILLINOIS 60521-2268

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 28, 1995, as part of Amendment No. 9 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (as heretofore amended, the "Schedule 14D-9"), to the holders of record of Shares at the close of business on December 26, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by Praxair to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, at the request of Praxair, to take all actions necessary to cause Praxair designees (the "Praxair Designees") to be elected or appointed to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "BOARD OF DIRECTORS -- Right to Designate Directors; The Praxair Designees." Unless the context otherwise requires, capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, Praxair amended the Praxair Offer on December 28, 1995. The Amended Praxair Offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, January 11, 1996, at which time, upon the expiration of the Amended Praxair Offer, if all conditions of the Amended Praxair Offer have been satisfied or waived, pursuant to the Merger Agreement Praxair has agreed that P Sub will purchase all Shares validly tendered pursuant to the Amended Praxair Offer and not withdrawn.

     The information contained in this Information Statement concerning Praxair and P Sub has been furnished to the Company by Praxair and P Sub, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                    GENERAL

     The Company Common Stock and the Company's Convertible Voting Preferred Stock, Series C (the "Series C Preferred Stock") vote together as a class. Each share of Common Stock entitles the record holder thereof to one vote on each matter submitted to a vote. Pursuant to the Certificate of Designations for the Series C Preferred Stock, each share of the Series C Preferred Stock entitles the record holder thereof to one and one half votes on each matter submitted to a vote. As of December 22, 1995, there were 38,701,569 Shares outstanding and 3,429,842 shares of Series C Preferred Stock outstanding. The Company's Certificate provides that the Board is to consist of 12 directors, or such other number, not less than 9 nor more than 18, as may from time to time be determined by a resolution of the Board, divided into three classes, with members of each class serving a three year term. The Board is currently comprised of 12 directors. Each director holds office until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.

                               BOARD OF DIRECTORS

RIGHT TO DESIGNATE DIRECTORS;  THE PRAXAIR DESIGNEES

     The Merger Agreement provides that promptly upon the purchase of and payment for any shares by Purchaser pursuant to the Amended Praxair Offer which represent at least a majority of the Shares (on a fully diluted basis) and from time to time thereafter, Praxair and P Sub shall be entitled to designate members of the Board such that Praxair and P Sub, subject to compliance with
Section 14(f) of the Exchange Act, will have a number of representatives on the Board, rounded up to the next whole number equal to the product of (x) the total number of directors on the Board multiplied by (y) the percentage of the outstanding Shares beneficially owned by P Sub or its affiliates; provided, that, any action to be taken prior to the Effective Time (as defined in Section
2.3 of the Merger Agreement) by the Board shall be approved by a majority of those directors of the Company who have not been designated by Praxair or P Sub. Notwithstanding the foregoing, until the Effective Time, the Merger Agreement provides that the Company and Praxair shall use all reasonable efforts to retain as members of the Board at least two directors who at the time are neither officers of Praxair or the Company (or any of their respective affiliates), nor designees of P Sub (or any of its affiliates), nor shareholders or affiliates of P Sub (or any respective affiliate) (the "Disinterested Directors"). The Merger Agreement also requires the Company to, upon request by Praxair or Purchaser, promptly increase the size of the Board to the extent permitted by the Company's Certificate and, to the extent required to comply with Section 1.3 of the Merger Agreement, secure the resignations of such number of directors as is necessary to enable Praxair's designees to be elected to the Board and shall cause Praxair's designees to be so elected.

     The Company has been advised that the Praxair Designees will be selected by Praxair from among the individuals listed below. The Company has been advised that each of the Praxair Designees has consented to serve as a director of the Company if appointed or elected and that none of the Praxair Designees owns any Shares. In addition, none of the Praxair Designees is a director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the Praxair Designees are set forth below has been supplied by Praxair. The business address for each individual listed below is 39 Old Ridgebury Road, Danbury, Connecticut 06810-5113.

             NAME, AGE AND                    POSITION WITH PRAXAIR; PRINCIPAL OCCUPATION
            BUSINESS ADDRESS                   OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
----------------------------------------  ---------------------------------------------------
H. William Lichtenberger (60)...........  Director since 1992. Chairman and Chief Executive
                                          Officer of Praxair since 1992. In 1986, Mr.
                                          Lichtenberger was elected a Vice-President of Union
                                          Carbide Corporation and was appointed President of
                                          the Union Carbide Chemicals and Plastics Business
                                          Group, which in 1989 became Union Carbide Chemicals
                                          and Plastics Company Inc. He was elected President
                                          and Chief Operating Officer and a director of Union
                                          Carbide Corporation in 1990. He resigned as an
                                          officer and director of Union Carbide Corporation
                                          upon Praxair's spin-off in 1992. Mr. Lichtenberger
                                          is a member of the Conference Board, and The
                                          Business Roundtable and its Policy Committee. He is
                                          on the Board of Directors of the National
                                          Association of Manufacturers. He is Chairman of
                                          United Negro College Fund's Connecticut Corporate
                                          Campaign and is on the Advisory Board of the
                                          Fairfield County Boy Scouts. Mr. Lichtenberger is
                                          also a director of Olin Corporation and Ingersoll
                                          Rand Company.
John A. Clerico (54)....................  Director since 1992. Vice President and Chief
                                          Financial Officer of Praxair since 1992. Mr.
                                          Clerico was elected Vice President and Treasurer of
                                          Union Carbide Corporation in 1986 and Principal
                                          Financial Officer in 1989. In 1988 he was

                                          also elected Treasurer of Praxair. In 1990 he was
                                          elected to the position of Chief Financial Officer
                                          of Union Carbide Corporation. He resigned as an
                                          officer of Union Carbide Corporation upon Praxair's
                                          spin-off in 1992, assuming his current position. He
                                          was also the Treasurer of Praxair between 1992 and
                                          1994. Mr. Clerico is a member of the International
                                          Treasurer's Association, the National Association
                                          of Corporate Treasurers, the Financial Executives
                                          Institute and the Multiple Sclerosis Society and is
                                          on the Board of Directors of the Danbury Chamber of
                                          Commerce.
Edgar G. Hotard (52)....................  Director since 1992. President of Praxair since
                                          1990. Mr. Hotard served as Vice President and
                                          General Manager for Bulk Industrial Gases of
                                          Praxair between 1985 and 1990. Mr. Hotard was
                                          elected a Vice President of Union Carbide
                                          Corporation in 1990. He resigned as an officer of
                                          Union Carbide Corporation upon Praxair's spin-off
                                          in 1992. Mr. Hotard is past Chairman of the Board
                                          of the International Oxygen Manufacturers'
                                          Association and past Chairman of the Compressed Gas
                                          Association. He is a director of the U.S./China
                                          Business Council and a member of the Dean's
                                          Advisory Council of the University of New York at
                                          Buffalo. Mr. Hotard is also a director of Aquarion
                                          Company.
David H. Chaifetz (53)..................  Vice President, General Counsel and Secretary of
                                          Praxair. Mr. Chaifetz joined the Union Carbide
                                          Corporation Law Department in 1975. In 1985, he was
                                          appointed Assistant General Counsel of Union
                                          Carbide Corporation. In 1986, he became Group
                                          General Counsel, Industrial Gases/Carbon Products
                                          and, in 1989, he was appointed General Counsel of
                                          Praxair. Mr. Chaifetz assumed his current position
                                          in 1992. Mr. Chaifetz is a member of the American,
                                          Connecticut, Michigan and Corporate Bar
                                          Associations. He is a past president of the
                                          Corporate Bar Association. Mr. Chaifetz is also a
                                          member of the Board of Directors of the Fairfield
                                          County Boy Scouts.

                             DIRECTORS AND OFFICERS
                                 OF THE COMPANY

     The Company's Board is comprised of: E. Hubert Clark, Jr., John T. Horton, Stephanie Pace Marshall, Robert T. Stewart, John E. Jones, Edward J. Mooney, Robert G. Wallace, Calvin E. Willoughby, Lewis E. Akin, Wiley N. Caldwell, Gary
E. MacDougal and John F. Riordan. Each director is elected at an annual meeting of stockholders for a three-year term and until a successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Four (4) terms expire in 1996, four (4) terms expire in 1997 and four (4) terms expire in 1998. The Board, which has responsibility for making broad corporate policy and for the overall management of the Company, held nine meetings in 1994.

DIRECTORS WITH TERMS EXPIRING IN 1998:

     E. Hubert Clark, Jr., 68, Chairman of the Board and Chief Executive Officer of The Friendship Group (investment partnership) since January 26, 1989. Chairman of the Board of Baker-Hughes Incorporated

(products and services for the petroleum and mining industries) from April 3, 1987 to his retirement on January 25, 1989, Chairman of the Board of Baker International Corporation from 1980 to April 3, 1987, and Chief Executive Officer from 1965 to January 28, 1987. Director of the Company since April 14, 1981. Director of Honeywell, Inc. (electronic and pneumatic controls and systems); Kerr-McGee Corporation (oil, gas and mining); Beckman Instruments Inc. (instrumentation for medical and life sciences); and American Mutual Fund (a mutual fund for public investment). Member: Audit Committee; Nominating Committee.

     John T. Horton, 66, Engineering Consultant. Director of the Company since November 3, 1959. Director of Beverly Bank (banking) and Director and Chairman of the Board of Horton Trading Limited (investments and data processing).
Member: Compensation Committee; Nominating Committee.

     Stephanie Pace Marshall, 49, Founding Executive Director of the Illinois Mathematics and Science Academy, in Aurora, IL. Director of the Company since November 9, 1994. Advisor to the Panel on Education of the President's Council of Science Advisors; former member of the National Policy Council and the Forum of Educational Organizational Leaders; member of the Resource Council of the Metropolitan Planning Council of Chicago, the Northwestern University President's Advisory Council, and the Illinois Institute of Technology National Commission; and an associate of the Cambridge Group, an international corporation specializing in strategic planning for schools, universities and corporations. Member: Nominating Committee.

     Robert T. Stewart, 62, Retired Chairman of the Board and Chief Executive Officer of Scott Paper Limited, a Canadian corporation (manufacture of sanitary paper products). Director of the Company since November 11, 1992. Director of Royal Bank of Canada (banking) and BC Gas Inc. (natural gas utility company).
Member: Compensation Committee; Nominating Committee; Environment and Safety Committee.

DIRECTORS WITH TERMS EXPIRING IN 1997:

     John E. Jones, 60, Chairman of the Board, President and Chief Executive Officer since May 11, 1989, President and Chief Operating Officer from January 1, 1988 to May 11, 1989, Vice Chairman of the Board from 1985 to January 1, 1988. Director of the Company since April 13, 1976. Director of Allied Products Corporation (diversified manufacturer); Interlake Corporation (metals, material handling and packaging); Amsted Industries Incorporated (diversified manufacturer); Valmont Industries, Inc. (irrigation systems, steel tubing and electrical products); and NICOR Inc. (utility).

     Edward J. Mooney, Jr., 53, Chairman of the Board, President and Chief Executive Officer of Nalco Chemical Company (specialty chemicals) since 1994, President from 1990 to 1994. Executive Vice President and Director from 1988 to 1990, and Group Vice President-Petroleum Division from 1986 to 1988. Director of the Company since December 6, 1988. Member: Compensation Committee (Chairman); Nominating Committee.

     Robert G. Wallace, 68, Retired. Executive Vice President and Director of Phillips Petroleum Company (petroleum exploration, production, refining and marketing) from June, 1982 until October, 1988. Director of the Company since April 17, 1986. Director of Valmont Industries (irrigation systems, steel tubing and electrical products) and A. Schulman (plastics compounding and sales).
Member: Audit Committee; Nominating Committee (Chairman).

     Calvin E. Willoughby, 50, Executive Vice President since June 1, 1995. President of Liquid Carbonic Industries Corporation since June 1, 1995. President of Liquid Carbonic, Inc. from 1993 to 1995. President of CBI Services, Inc. from 1990 to 1993 and Senior Vice President-Administration of CBI Industries from 1989 to 1990. Director of the Company since June 20, 1995.

DIRECTORS WITH TERMS EXPIRING IN 1996:

     Lewis E. Akin, 57, Executive Vice President since August 2, 1988, Senior Vice President from April, 1988, to August 2, 1988, and Vice President of the Company from 1986 to 1988. President of Chicago Bridge

& Iron Company since July 1, 1988 and President of CBI Services, Inc. from 1985 to 1988. Director of the Company since August 2, 1988.

     Wiley N. Caldwell, 67, Retired. President of W.W. Grainger, Inc. (national distributor of industrial and commercial products) from 1984 until he retired on July 31, 1992. Director of the Company since December 6, 1988. Director of Consolidated Papers, Inc. (manufacturer of coated paper); Kewaunee Scientific Corporation (manufacturer of laboratory furniture and equipment); and APS Holdings, Inc. (second largest distributor of automotive parts and supplies).
Member: Audit Committee (Chairman); Nominating Committee.

     Gary E. MacDougal, 58, Chairman of the Governor's Task Force for Human Services Reform for the State of Illinois and a Trustee General Director of the New York City Ballet from 1993 to 1994; Chairman of the Board and Chief Executive Officer of Mark Controls Corporation (building management systems and flow control products) from 1969 to 1988. Director of the Company since 1981. Prior to 1990, United States delegate and Alternate Representative to the United Nations. Director of United Parcel Service of America, Inc. (parcel delivery service); Bulgarian-American Enterprise Fund; and Union Camp Corporation (forest products). Member: Compensation Committee, Nominating Committee, Environment and Safety Committee (Chairman).

     John F. Riordan, 59, President of MidCon Corp. (diversified natural gas company) since 1988 and Chief Executive Officer since 1990, and Executive Vice President and Director of Occidental Petroleum Corporation (diversified petroleum, chemical and natural gas company), the parent company of MidCon Corp., since 1991. Director of the Company since January 13, 1993. Member: Audit Committee; Nominating Committee; Environment and Safety Committee.

                               EXECUTIVE OFFICERS

     In addition to the executive officers of the Company listed above who are directors, other executive officers of the Company, their ages and business experience over the past five years are as follows:

     Stephen M. Duffy, 45, Vice President-Human Resources since 1993, prior to 1993 was a Vice President with Sunbeam Appliance Company.

     A. J. Schneider, 50, Vice President and Chief Financial Officer since August 9, 1995, Vice President since May 14, 1992, and Controller from July 1, 1991 to August 9, 1995.

     Charles O. Ziemer, 56, Senior Vice President and General Counsel since June, 1984.

                            COMMITTEES OF THE BOARD

     The Audit Committee, which held three meetings in 1994, is charged with reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company, and coordinating the annual internal audit plan with the auditing plan of the independent auditors. The Committee receives reports from the Company's Internal Audit Department, reviews the annual report to shareholders and the financial statements contained therein, reviews the audit performed by the Company's independent auditors and acts as liaison between the independent auditors and the Board. The Committee makes recommendations concerning the appointment of the independent auditor of the Company, the scope of the audit to be performed and the fees to be paid. The Committee is also authorized to audit and monitor the compliance by the Company and its subsidiaries with the laws of the various jurisdictions in which the Company and its subsidiaries conduct business and to report to the Board and make recommendations with respect to any problems.

     The Compensation Committee, which held four meetings in 1994, reviews and makes recommendations concerning compensation philosophy and guidelines for the executive and managerial group of the Company; reviews compensation and benefit programs for employees of the Company and its subsidiaries, compares such programs and compensation against market data and makes recommendations as to modifications; reviews recommendations or actions of management concerning benefit plans, incentive plans, stock option or other stock awards and oversees the administration of such plans; reviews compensation and awards and grants under corporate benefit plans for the Chief Executive Officer; reviews management recommendations concerning compensation for certain other officers; administers the Company's stock option plans and restricted stock award plans; and makes determinations as to which key officers of the Company or its subsidiaries should be offered employment and/or termination agreements.

     The Nominating Committee, which held two meetings in 1994, establishes criteria regarding the size and composition of the Board and its committees, recommends criteria relating to tenure and eligibility, identifies, reviews and recommends prospective Board members, recommends candidates for the position of Chief Executive and Chief Financial Officer, and approves the nominees for new positions on the Board and vacancies on the Board. It will consider nominees for the Board recommended by shareholders. Pursuant to the Company's by-laws, recommendations must be submitted in writing and addressed to the Chairman of the Nominating Committee, c/o Secretary of the Company, Charlotte C. Toerber, CBI Industries, Inc., 800 Jorie Boulevard, Oak Brook, IL 60521-2268 not less than sixty days prior to the first anniversary of the date of the last meeting of shareholders called for the election of directors and set forth the name, age, business and residential address, principal occupation, number of shares of Common Stock owned and such other information concerning the nominee as may be required by the Federal securities laws with respect to an individual nominated as a director for whom proxies are solicited.

     The Environmental and Safety Committee, which was established, but did not meet, in 1994, reviews and makes recommendations concerning the environmental and safety philosophies and standards of the Company and its operating subsidiaries, reviews existing compliance programs and monitors environmental and safety compliance of the Company and its subsidiaries.

                           COMMON STOCK OWNERSHIP BY
                         CERTAIN PERSONS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information with respect to each person known to the Company to be the beneficial owner of more than 5% of any class of the Company's outstanding stock.

                                                            AMOUNT AND
   TITLE                 NAME AND ADDRESS                   NATURE OF           PERCENT
  OF CLASS              OF BENEFICIAL OWNER            BENEFICIAL OWNERSHIP     OF CLASS
------------     ---------------------------------     --------------------     --------
Common Stock...  LaSalle National Trust, N.A.              7,063,258(1)           16.30%
                 135 South LaSalle
                 Chicago, IL 60603

Common Stock...  The Capital Group Companies, Inc.         3,642,710(2)            9.57%
                 333 South Hope Street
                 Los Angeles, CA 90071

Common Stock...  Putnam Investments, Inc.                  2,088,700(3)             5.5%
                 One Post Office Square
                 Boston, MA 02109

---------------
(1) According to an amended Schedule 13G dated February 13, 1995, these shares are held by LaSalle National Trust, N.A. ("LaSalle") in its capacity as Trustee of the CBI Salaried Employee Stock Ownership Plan (1987) (the "ESOP"). Includes 859,082.464 shares of Common Stock and 2,115,318.001 shares of Series C Preferred Stock (which are convertible into 3,172,977.002 shares of Common Stock) which are not allocated to accounts of ESOP participants, and 868,798.536 shares of Common Stock and 1,441,599.999 shares of Series C Preferred Stock (which are convertible into 2,162,399.999 shares of Common Stock) which are allocated to accounts of ESOP participants. The Company was advised by LaSalle that on December 1, 1995 the Trustee caused the ESOP to sell all 1,680,893 shares of Common Stock then held by the ESOP on the open market for $33.2507 per share. After giving effect to such disposition, the ESOP would continue to hold approximately 5.18 million common share equivalents in the form of Series C Preferred Stock.

(2) According to an amended Schedule 13G dated February 6, 1995 filed by The Capital Group Companies, and its subsidiaries, Capital Guardian Trust Company and Capital Research and Management Company, it had sole power to vote 2,572,610 shares and sole power to dispose of 3,642,710 shares.

(3) According to an amended Schedule 13G dated January 23, 1995 filed by Putnam Investments, Inc. and its subsidiaries, Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc., it had shared power to dispose of 2,088,700 shares.

SECURITY OWNERSHIP OF MANAGEMENT OF THE COMPANY*

     The following table sets forth certain information regarding the Company's Common Stock beneficially owned on December 26, 1995, by each director and nominee, each named executive officer and by all directors and executive officers as a group.

                                                           SHARES OF COMMON
                                                          STOCK BENEFICIALLY     PERCENT OF
                        NAME OF                              OWNED AS OF        OUTSTANDING
                   BENEFICIAL OWNER                      DECEMBER 26, 1995(1)   COMMON STOCK
-------------------------------------------------------  --------------------   ------------
John E. Jones..........................................           74,283(2)            *
Lewis E. Akin..........................................           25,928(2)            *
Wiley N. Caldwell......................................            1,800               *
E. Hubert Clark, Jr....................................            1,650               *
Stephen M. Duffy.......................................            4,484               *
John T. Horton.........................................          964,366(3)          2.5%
Gary E. MacDougal......................................            3,100               *
Stephanie Pace Marshall................................              500               *
John R. Meier..........................................            4,128               *
Edward J. Mooney.......................................            2,250               *
John F. Riordan........................................            1,400               *
Alan J. Schneider......................................            4,716(2)            *
Robert T. Stewart......................................            1,400               *
Robert G. Wallace......................................            1,950               *
Calvin E. Willoughby...................................           16,231(2)            *
Charles O. Ziemer......................................           23,950(2)            *
All directors and executive officers as a group (16 in         1,132,136(2)          2.9%
  number)..............................................

---------------
 * Beneficially owns less than one percent of the Company's outstanding shares of Common Stock.

(1) Share amounts for individual directors and officers and all directors and officers as a group include shares awarded pursuant to the CBI restricted stock award plans for which restrictions have not lapsed, shares of Common Stock held pursuant to the CBI Salaried Employee Stock Ownership Plan (1987) and shares owned by spouses and certain other immediate family members.

(2) Excludes shares which are subject to presently exercisable stock options as follows: John E. Jones, 196,500 shares; Lewis E. Akin, 66,800 shares; Alan
    J. Schneider, 9,000 shares; Calvin E. Willoughby, 29,800 shares; Charles O. Ziemer, 47,200 shares; and directors and executive officers as a group, 354,300 shares, and excludes shares of Series C Preferred stock held pursuant to the CBI Salaried Employee Stock Ownership Plan (1987) as follows: John E. Jones, 5,965 shares; Lewis E. Akin, 5,502 shares; Alan J. Schneider, 2,073 shares; Calvin E. Willoughby, 3,609 shares; Charles O. Ziemer, 4,588 shares; and directors and executive officers as a group, 24,041 shares.

(3) Includes 961,742 shares owned by Mr. Horton as co-trustee of twenty-one trusts of which he has a one-sixth beneficial interest.

SECTION 16(A) REPORTING DELINQUENCIES

     Under rules adopted by the Securities and Exchange Commission effective May 1, 1991, the Company is required to report certain information about any director, officer, beneficial owner of more than ten percent of its Common Stock or its Preferred Stock, or any other person subject to Section 16 of the Securities Exchange Act of 1934 that failed to file on a timely basis the reports required by Section 16(a) of the Exchange Act (the "Reports") during the last fiscal year. Based upon information furnished to the Company, including the Reports in question, as contemplated by the rules, it appears that Mr. MacDougal filed one Form 4 late with regard to one sale transaction and that two officers, Mr. Duffy, Vice President-Human Resources, and Mr. Schneider, then Vice President and Controller, each filed one Form 5 late with regard to reporting transactions under the Company's Dividend Reinvestment Plan.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following tables sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company. Certain information in this table and in other sections of this Information Statement concerning Messrs. Daniels and Schueppert, former employees of the Company, is included solely to comply with applicable requirements of the Commission.

                                                 ANNUAL COMPENSATION                  LONG-TERM COMPENSATION AWARDS
                                            ------------------------------     --------------------------------------------
                     (A)                    (B)         (C)          (D)          (F)             (G)              (I)

                                                                                              SECURITIES
                                                                               RESTRICTED     UNDERLYING
                                                                                 STOCK         OPTIONS/         ALL OTHER
                 NAME AND                                           BONUS        AWARDS          SARS         COMPENSATIONS
            PRINCIPAL POSITION              YEAR     SALARY($)     ($)(1)      ($)(2)(3)      (#SHARES)(4)       ($)(5)
------------------------------------------  ----     ---------     -------     ----------     -----------     -------------
John E. Jones.............................  1994      530,000      552,497       137,000         31,000          115,042
  Chairman of the Board,                    1993      530,000       77,000       515,250         28,000          133,222
  President, Chief Executive                1992      495,000      456,667             0         28,000           78,395
  Officer and Director
Lewis E. Akin,............................  1994      290,000      210,189        48,020         14,000           96,045
  Executive Vice President                  1993      290,000       35,000       200,375         12,000           76,575
  and Director, President                   1992      275,000      201,822             0         13,500           42,428
  of Chicago Bridge & Iron Company
Robert J. Daniels.........................  1994      265,000      193,507        48,020         14,000           89,021
  Executive Vice President                  1993      265,000       43,515       171,750         11,000           67,456
  and Director, President of                1992      252,000      148,057             0         12,000           40,191
  Liquid Carbonic Industries
  Corporation
George L. Schueppert......................  1994      305,000      261,591        48,020         14,000          105,848
  Executive Vice President,                 1993      305,000       35,000       200,375         12,000           87,047
  Chief Financial Officer                   1992      290,000      218,895             0         13,500           46,156
  and Director
Charles O. Ziemer.........................  1994      195,000      101,056        20,580          7,000           63,725
  Senior Vice President                     1993      192,000       25,000        85,875          6,500           48,064
  and General Counsel                       1992      185,000       86,589             0          7,000           30,634

---------------
(1) The amounts were earned in the stated year and paid in the following year pursuant to annual incentive bonus opportunities described under the caption "Compensation Committee Report on Compensation Awards."

(2) Amounts earned in 1994 (but awarded in 1995) were pursuant to the CBI 1994 Restricted Stock Award Plan (see description under the caption "Long Term Incentive Plans" and "Compensation Committee Report on Compensation Awards") and reflects restricted stock earned pursuant to 50% of the target awards granted in 1994 for which performance is measured at the end of 1994. Restrictions on these shares expire January 1, 1999. Amounts awarded in 1993 were pursuant to the CBI 1989 Restricted Stock Award Plan.

(3) Restricted Stock Awards are valued at the closing price on the date of grant. Participants receive dividends on the Restricted Stock reported in this column. The number and value of the aggregate restricted stock holdings at the end of the last completed fiscal year, based on the NYSE composite closing price of $25.625 per share on 12/31/94, for each named executive officer are: John E. Jones 60,750, $1,556,719; Lewis E. Akin 20,275, $519,547; Robert J. Daniels 16,125, $413,203; George L. Schueppert 24,250,
    $621,406; and Charles O. Ziemer 12,900, $330,562.

(4) It is the present policy of the Compensation Committee not to award SARs either at the time of grant or during the term of the option.

(5) The compensation reported represents (a) contributions pursuant to the CBI Salaried Employee Stock Ownership Plan (1987) ("ESOP") for shares allocated to the executive officer's account, (b) the cost of stock allocated in the form of units to each executive officer's account in an irrevocable trust under the CBI Benefit Restoration Plan (described under the caption "Pension and other retirement benefits") for allocations pursuant to the ESOP which otherwise exceed the maximum limit imposed upon such plan by the Internal Revenue Code (the "Code"), and (c) the dollar value of split-dollar life insurance benefits. Those three amounts, expressed in the same order identified above, for each named executive officer are as follows: John E. Jones, $57,048, $19,375, $38,619; Lewis E. Akin $54,866,
    $17,500, $23,679; Robert J. Daniels $55,635, $14,375, $19,011; George L.
    Schueppert $55,586, $19,375, $30,887; Charles O. Ziemer $45,064, $5,625,
    $13,036.

OPTIONS AND STOCK APPRECIATION RIGHTS

     The following tables summarize option grants and exercises during the fiscal year 1994 to and by the executive officers named in the Summary Compensation Table above, and the value of the options held by such persons at the end of fiscal 1994. No SARs were granted or exercised during fiscal 1994.

                         OPTIONS/SAR(1) GRANTS IN 1994

                                                                                                     GRANT
                                       INDIVIDUAL GRANTS                                          DATE VALUE
------------------------------------------------------------------------------------------------------------
(A)                                         (B)              (C)            (D)         (E)           (F)
                                         NUMBER OF
                                        SECURITIES       % OF TOTAL
                                        UNDERLYING        OPTIONS/
                                       OPTIONS/SARS         SARS         EXERCISE
                                          GRANTED        GRANTED TO       OR BASE                 GRANT DATE
                                           (# OF          EMPLOYEES        PRICE     EXPIRATION     PRESENT
NAME                                    SHARES)(2)     IN FISCAL YEAR    ($/SHARE)      DATE      VALUE($)(3)
----                                   -------------   ---------------   ---------   ----------   -----------
John E. Jones........................      31,000           13.5%          30.125      5/02/04      364,560
Lewis E. Akin........................      14,000            6.1%          30.125      5/02/04      164,640
Robert J. Daniels....................      14,000            6.1%          30.125      5/02/04      164,640
George L. Schueppert.................      14,000            6.1%          30.125      5/02/04      164,640
Charles O. Ziemer....................       7,000            3.0%          30.125      5/02/04       82,320

---------------
(1) It is the present policy of the Compensation Committee not to award SARs either at the time of grant or during the term of the option.

(2) All options were granted at market value and are subject to a one-year holding period. Each option will terminate and cease to be exercisable if the Participant's employment with the Company terminates for any reason other than death, retirement for disability or retirement under a retirement plan of the Company.

(3) The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumption and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: (a) an exercise price of the option of $30.125 equal to the fair market value of the underlying stock on the date of grant; (b) an interest rate of 6.48% that represents that interest rate on a U.S. treasury security with a maturity date corresponding to that of the option term; (c) volatility of 33.249% calculated using daily stock prices for the one-year period prior to the grant date; (d) dividends at the rate of $0.48 per share, representing the annualized dividends paid with respect to a share of Common Stock at the date of grant; (e) an approximately 4.0% reduction to reflect the probability of forfeiture due to termination prior to vesting and approximately 12.33% reduction to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date; and (f) an option term of ten years. The ultimate values of options will depend on the future market price of Common Stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Common Stock over the exercise price on the date the option is exercised.

                  AGGREGATED OPTIONS/SAR(1) EXERCISES IN 1994
                          AND FY-END OPTION/SAR VALUES

                 (A)                         (B)              (C)              (D)                 (E)
                                                                             NUMBER             VALUE OF
                                                                          OF SECURITIES        UNEXERCISED
                                                                           UNDERLYING            IN-THE-
                                                                           UNEXERCISED            MONEY
                                                                          OPTIONS/SARS        OPTIONS/SARS
                                                                        AT 1994 FY-END(#)   AT 1994 FY-END($)
                                                                        -----------------   -----------------
                                       SHARES ACQUIRED       VALUE        EXERCISABLE/        EXERCISABLE/
NAME                                   ON EXERCISE(#)     REALIZED($)     UNEXERCISABLE     UNEXERCISABLE(2)
----                                  -----------------   -----------   -----------------   -----------------
John E. Jones........................         0                NA         165,500/31,000        464,710/0
Lewis E. Akin........................         0                NA          52,800/14,000              0/0
Robert J. Daniels....................         0                NA          75,500/14,000        231,798/0
George L. Schueppert.................         0                NA          78,450/14,000        218,158/0
Charles O. Ziemer....................         0                NA          40,200/ 7,000        107,385/0

---------------
(1) It is the present policy of the Compensation Committee not to award SARs either at the time of grant or during the term of the option.

(2) Value is based on the NYSE composite closing price of $25.625/share on 12/31/94.

                  LONG-TERM INCENTIVE PLANS -- AWARDS IN 1994

     Under the Company's 1994 Restricted Stock Award Plan, at the beginning of each year, the performance goals and target awards are set. Target awards are allocated 50% to the current year for which the target award was made ("50% award"), 25% to the first year following ("first year award") and 25% to the second year following ("second year award"). Target awards are subject to adjustment based upon measurement of pre-tax operating income as a return on net assets over a three year period ending with the year in which the measurement performance is made. The 50% award is adjusted at the end of the year in which the target award is made. The first year award is adjusted at the end of the year in which the target award is made and at the end of the subsequent year. The second year award is adjusted at the end of the year in which the target award is made and again at the end of the second year following the year the target award is made. The target award, as it may be adjusted, will be earned if 100% of the performance goal is achieved. The threshold number of shares will be earned at the achievement of 75% of the performance goal, and the maximum number of shares will be earned at the achievement of 125% of the performance goal. No dividends will be paid during the performance period.

                  LONG-TERM INCENTIVE PLANS -- AWARDS IN 1994

                                                                         ESTIMATED FUTURE PAYOUTS
                                                      PERFORMANCE OR              UNDER
                                                       OTHER PERIOD    NON-STOCK PRICE-BASED PLANS
                                      NUMBER OF            UNTIL       ----------------------------
                                  SHARES, UNITS, OR     MATURATION     THRESHOLD   TARGET   MAXIMUM
NAME                               OTHER RIGHTS(#)       OR PAYOUT        (#)       (#)       (#)
----                              -----------------   ---------------  ---------   ------   -------
John E. Jones...................        2,500         1992-4, 1993-5      1400     2,800     5,600
                                        2,500         1992-4, 1994-6      1400     2,800     5,600
Lewis E. Akin...................          875         1992-4, 1993-5       490       980     1,960
                                          875         1992-4, 1994-6       490       980     1,960
Robert J. Daniels...............          875         1992-4, 1993-5       490       980     1,960
                                          875         1992-4, 1994-6       490       980     1,960
George L. Schueppert............          875         1992-4, 1993-5       490       980     1,960
                                          875         1992-4, 1994-6       490       980     1,960
Charles O. Ziemer...............          375         1992-4, 1993-5        94       420       840
                                          375         1992-4, 1994-6        94       420       840

     Actual performance against the performance goal for the three year period ended December 31, 1994 has been certified by the Compensation Committee and the restricted stock earned pursuant to the 50% award for 1994 has been allocated. (See Summary Compensation Table -- Restricted Stock). The amounts listed in the table above under "Number of Shares, Units, or other Rights" indicate the first year award and second year award that are part of a target award made in 1994. Amounts listed under "Estimated Future Payouts Under Non-Stock Price Based Plans" have been adjusted as aforesaid to take into account actual performance against the performance goal for the three year period ended December 31, 1994.

PENSION AND OTHER RETIREMENT BENEFITS

     The CBI Pension Plan (the "Pension Plan") is non-contributory and covers substantially all salaried employees and certain hourly employees of the Company and its participating subsidiaries. The following table shows approximate annual pensions payable to salaried employees, including executive officers, assuming normal retirement at age 65 and that the current social security tax base remains unchanged.

                               PENSION PLAN TABLE

  AVERAGE                                            YEARS OF SERVICE AT RETIREMENT
  ANNUAL                             ---------------------------------------------------------------
 EARNINGS                               15         20         25         30         35         40
-----------                          --------   --------   --------   --------   --------   --------
$100,000...........................  $ 21,540   $ 28,720   $ 35,900   $ 43,080   $ 50,260   $ 57,440
 200,000...........................    42,540     56,720     70,900     85,080     99,260    113,440
 300,000...........................    63,540     84,720    105,900    127,080    148,260    169,440
 400,000...........................    84,540    112,720    140,900    169,080    197,260    225,440
 500,000...........................   105,540    140,720    175,900    211,080    246,260    281,440
 600,000...........................   126,540    168,720    210,900    253,080    295,260    337,440
 700,000...........................   147,540    196,720    245,900    295,080    344,260    393,440
 800,000...........................   168,540    224,720    280,900    337,080    393,260    449,440
 900,000...........................   189,540    252,720    315,900    379,080    442,260    505,440
 1,000,000.........................   210,540    280,720    350,900    421,080    491,260    561,440
 1,100,000.........................   231,540    308,720    385,900    463,080    540,260    617,440
 1,200,000.........................   252,540    336,720    420,900    505,080    589,260    673,440

     Pensions for salaried employees, including Executive Officers, are based on years of service and the greater of the average of their last thirty-six consecutive months or any three consecutive full calendar years of salary and bonuses (excluding profit-sharing, overseas living adjustments, remuneration related to Company securities, and compensation otherwise constituting qualified earnings in excess of an annually adjusted limitation imposed by the Internal Revenue Code.)

     Pension benefits are computed on the basis of a single life annuity with a surviving spouse benefit. Pension Plan benefits shown above are offset by a portion of primary Social Security benefits. In the case of all the named executive officers, such reduction would not substantially affect their benefits. Benefits are also offset by an amount equal to the amount of a monthly annuity that could have been purchased from an insurance company at the time a participant retires with one-half the cash value of the participant's ESOP account up to a maximum of one-half the pension accrued by the participant after 1987.

     The Internal Revenue Code limited the annual benefits which may be paid to any person under the Pension Plan to $120,000 per year in 1994. In addition, compensation to be used in the determination of benefits was limited by the Internal Revenue Code to $150,000 for 1994. The Company has adopted the CBI Benefit Restoration Plan through which it pays retirement benefits otherwise determined under the Pension Plan formulas but in excess of the maximum limit imposed upon qualified pension plans by the Internal Revenue Code. Certain assets have been placed in trust with an independent trustee to support the CBI Benefit Restoration Plan. The Company may not unilaterally amend such trust after a defined change in control of the Company and may not revoke the trust in any event.

     The number of years of credited service, as of December 31, 1994, for the named executive officers are: John E. Jones, 37.7 years; George L. Schueppert,
29.4 years; Lewis E. Akin, 34.3 years; Robert J. Daniels, 28.9 years; and Charles O. Ziemer, 32.3 years. Pursuant to an agreement between Mr. Jones and the Company, the years credited to him include years of service with his former employer, but any pension payable by the Company to him will be offset by any pension he receives from his former employer.

COMPENSATION OF DIRECTORS

     Directors who were not officers of the Company received in 1994 an annual retainer of $20,000, paid in quarterly installments, plus an amount equal to the value of 300 shares of Common Stock, valued on the first business day of July, which each eligible director in 1994 elected to take in the form of shares of Common Stock, and $1,000 for attendance at each Board meeting. Directors who were chairpersons of committees received in 1994 an additional retainer of $4,000. Those who serve on Board Committees receive $1,000 for each Committee meeting attended. Directors who are not employees of the Company may elect on an annual basis to defer their fees. Such electing director is credited with investment units equivalent to the number of shares of Common Stock that could have been purchased on the open market with the amounts to which the director was entitled under the standard compensation arrangements plus credit for dividends that would have been paid on such shares.

TERMINATION AGREEMENTS

     Agreements between the Company and Messrs. Jones, Akin, Willoughby, Schneider and Ziemer provide for each executive's continued employment for a three year period (or to age 65, if earlier) following a Change in Control of the Company ("Change in Control Agreements"). "Change in Control" is defined as the occurrence at any time of any of the following events: an Acquiring Person (as defined below) has become such; or (b) Continuing Directors (as defined below) cease to comprise a majority of the Board of Directors of the Company. The term "Acquiring Person" means any Person (as defined) who or which, together with all Affiliates (as defined) and Associates (as defined) of such Person, shall be the Beneficial Owner (as defined) of 10% or more of the Shares then outstanding (subject to certain exceptions), but shall not include an Exempt Person (as defined). The term "Continuing Director" means any member of the Board, while such person is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, and was a member of the Board prior to March 4, 1986 and means any person who subsequently becomes a member of the Board, while such person is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative of an Acquiring Person or of any such Affiliate or Associate, if (a) such person's nomination for election or election to the Board is recommended or approved by resolution of a majority of the Continuing Directors or (b) such person is included as a nominee in a proxy statement of the Company distributed when a majority of the Board consists of Continuing Directors.

     Compensation and benefits for the three-year period are based generally on the executive's compensation and benefits before the Change in Control, subject to stipulated increases, and are payable in a lump sum on a discounted present value basis upon either (i) termination by the Company of the executive's employment for any reason other than death, disability or wilful and material breach of the agreement during such period, or (ii) resignation of the executive following any of (a) a significant change in the executive's authorities or duties, (b) a reduction in the executive's total compensation and (c) other breach of the executive's Change in Control Agreement. Such benefits payable upon a termination of employment following a Change in Control also include a cash payment equal to (a) the fair market value of any restricted stock awards which are forfeited as a result of such termination, and (b) with respect to any stock option that ceases to be exercisable or which terminates, a payment equal to the excess of the fair market value of the stock subject to such option over the option exercise price. The Change in Control Agreement also contains "gross-up" provisions pursuant to which the executive will be paid additional amounts to reimburse such executive for all excise taxes payable pursuant to Code Section 4999 with respect to so-called golden parachutes, which additional payments will also include those amounts necessary to permit the executive to pay all income and excise taxes payable with respect to all such additional payments.

     Pursuant to addenda to their respective Change in Control Agreements with the Company, L.E. Akin and C.E. Willoughby also entered into Change in Control Agreements with their current employers, Chicago Bridge & Iron Company ("CBIC") and Liquid Carbonic Industries Corporation ("LCI"), respectively, wholly owned subsidiaries of the Company. Messrs. Akin's and Willoughby's Change of Control Agreements become effective upon either a Change in Control of the Company or a Change in Ownership of CBIC or LCI, as the case may be. A "Change in Ownership" of CBIC or LCI means an occurrence of an event pursuant to which the ultimate right to elect the directors of CBIC or LCI, as the case may be, is not exercisable by the Company or another entity which directly or indirectly acquires stock of CBIC or LCI, as the case may be, in a leveraged buyout in which the senior management of the Company participates. Upon the earlier of a Change in Control in the Company, or a Change in Ownership of CBIC or LCI, as the case may be, the executive officer must, within 30 days of such change, notify both its immediate employer and the Company as to which employment arrangement the executive wishes to apply to his employment.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors (the "Committee") is composed entirely of outside directors and is responsible for reviewing and approving compensation practices and benefits, in particular those affecting the executive and management group of employees of the Company and its subsidiaries, and including recommendations proposed by management. The Committee determines compensation and awards and grants under corporate plans for officers of the Company (subject to review by the Board of Directors), reviews management recommendations concerning compensation for certain other executives, and administers the Company's stock option plans, the CBI Officers' Bonus Plan and the CBI 1994 Restricted Stock Award Plan.

     The Committee uses the services of Hewitt Associates LLC, a nationally-recognized, independent compensation consultant which provides relevant competitive compensation data, to assist the Committee in making its decisions. The consultant conducts an annual review of the Company's executive compensation program and reports its findings to the Committee. This review is based on a study of the current comparative compensation practices of an appropriate sample of other large public corporations comparable in size to the Company. Throughout this report, reference to "competitive data," "market levels," "market data," etc., is reference to the information and values provided by this study. The Company relies on this array of companies for analysis of executive compensation rather than the Peer Group chosen for comparing stockholder return in the Performance Graph because the Committee believes the Company's competition for executive talent, based on both the Company's geographic location and the industries in which the Company operates, is better reflected by this array of companies.

OVERALL COMPENSATION PHILOSOPHY

     The Company's executive compensation program is designed to support the achievement of corporate performance goals, to attract, retain and motivate talented people, and to link executive and shareholder interests through equity-based plans with a long-term perspective. The program consists of short and long-term incentive plans which emphasize pay for both individual and corporate performance and stock based incentives. Because the Committee believes that it is in the best interest of shareholders to operate the business with a long term perspective and reward those who do so, the program is intended to more greatly emphasize its longer-term components. Cash compensation, which includes base salary and bonus, is designed to be at or near competitive market levels with base salaries approaching market levels and annual target performance bonus opportunities at market levels. Long-term incentives, which are a) stock option grants and b) restricted stock awards based on longer-term corporate performance, are designed to provide opportunity for resulting compensation from such incentives at or above the median values indicated by the competitive data and to provide an incentive to an executive which is aligned with shareholder interests.

     The following is a detailed description of the current compensation program.

BASE SALARY

     The Committee annually reviews the salaries of the executive officers of the Company. In determining appropriate salary levels, the Committee primarily considered (weighing all the factors on a generally equivalent basis) level of responsibility, experience, individual performance, and competitive pay levels as reflected in the compensation consultant's study.

ANNUAL INCENTIVES

     Through the CBI Officers' Bonus Plan, annual incentive bonus opportunities are made available to executive officers, including the CEO, to recognize and reward corporate, business unit, and individual performance. The plan provides incentives to executive officers of the Company by making cash payments to those who achieve their business unit and/or Company annual goals and a discretionary payment for individual performance as described below.

     The performance portion of the plan uses income and return on invested capital performance goals for the Company. Threshold, target and maximum goals for Company and business unit performances are established at the beginning of each year. An executive's target bonus depends upon his position, responsibility, and ability to impact the achievement of the Company's performance goals. The competitive market data is reviewed annually in considering appropriate levels of incentive bonus opportunities for individual employees. The Committee annually reviews and approves the plan's target opportunities and performance goals.

     Annual incentive bonus opportunities are made available pursuant to the discretionary portion of the CBI Officers' Bonus Plan by permitting cash payments to executive officers for the effort and skill exhibited in supervising their respective areas of responsibility and the personnel who report to them. Individual target and maximum amounts payable under this portion of the Plan are established and approved by the Committee.

     In 1994, the Company and its business units' performance goals were exceeded, and the amounts paid consisted of both a performance portion and a discretionary portion under the Plan.

STOCK OPTION PLAN AND RESTRICTED STOCK AWARD PLAN

     The overall compensation philosophy is to stress long-term stock based incentives related to shareholder value. Opportunities for such incentives are provided in the form of stock options and restricted stock at a level targeted slightly above competitive market levels.

STOCK OPTION PLAN

     Stock options are granted under the CBI Stock Option Plan to encourage and reward long-term corporate financial success, as measured by stock price appreciation. Under the plan, the Committee annually considers grants to executives of options to purchase shares of Company stock at the closing market price on the day of the grant. These grants may be exercised after one year and up to a maximum of ten years from date of grant. The number of shares granted to an individual employee is based on, in general order of importance, the employee's potential impact on the Company's performance based upon the employee's position and level of responsibility, a qualitative evaluation of the employee's past performance, a review of the competitive compensation data and the number of options granted in previous years.

RESTRICTED STOCK AWARD PLAN

     The Restricted Stock Award Plan is intended to encourage long-term employment and provide incentive compensation to Participants over an extended period by using a combination of specific longer-term financial goals and stock vesting restrictions. The Plan provides for awarding a target number of restricted shares to an individual recipient, or a percentage thereof, only after the Company achieves the performance goals set by the Committee. Restrictions on shares awarded lapse at the beginning of the fifth year following the year for which performance is measured. Assignment of a target award of restricted stock to an individual employee is based on, in general order of importance, the employee's potential impact on the Company's performance based upon the employee's position and level of responsibility, a qualitative evaluation of the employee's past performance, a review of the competitive compensation data and the number of restricted shares awarded in previous years. The performance goal is based on pre-tax operating income, as a return on net assets. The Committee each year also approves the levels of the target awards. In 1994, the Company exceeded its performance goals under the Plan.

CEO COMPENSATION

     Mr. John Jones has been Chairman, CEO and President of CBI Industries since 1989. Mr. Jones' 1994 base salary was $530,000, the same as in 1993. In light of the financial results for 1993, Mr. Jones recommended to the Committee no adjustment to his salary for 1994, and upon consideration the Committee accordingly granted no salary increase to him. The amount of Mr. Jones' 1994 base salary remained slightly below the median value as reflected in the competitive data of the compensation study.

     Based on 1994 financial results, Mr. Jones earned an incentive bonus of $552,497. This amount was up from the $77,000 paid for 1993, which consisted solely of a bonus paid under the discretionary portion of the Plan. As the corporate performance goals under the CBI Officers' Bonus Plan were exceeded in 1994, this amount consisted of both a performance-based portion and a discretionary portion under the Plan. Mr. Jones' bonus target was set as a percentage of his base salary, taking into consideration the competitive data for such targets, with most of the amount paid based upon net income and return on invested capital performance goals for the Company, and a discretionary portion. The discretionary portion of Mr. Jones' bonus was based on the Committee's consideration of Mr. Jones' leadership in long-term strategic planning, his focus on the increasing global market opportunities for the Company, and his management ability as the Company undergoes change to adapt to these conditions. The total amount paid to Mr. Jones could have ranged from a minimum of 0% to a maximum of 114% of his base pay, depending on the degree of achievement of net income and return on invested capital performance goals, and the amount of the discretionary portion under the Plan.

     The 1994 stock option grant of 31,000 shares to Mr. Jones was based on his potential impact on the Company's performance based upon his position and level of responsibility within the Company, and its consideration of the factors described above relating to the discretionary bonus. The Committee also considered the number of options granted in previous years. The potential value represented by this grant was close to the median value of similar stock option grants as reflected in the competitive data.

     In 1994, the Committee established a target of 10,000 shares for Mr. Jones under the 1994 CBI Restricted Stock Award Plan. The amount of the target award was determined separately from the amount of the stock option grant. The Committee also considered the number of restricted shares awarded under previous plans in previous years in setting Mr. Jones' 1994 target award under the Plan. The amount of the target award was slightly above the median value as reflected in the competitive data of the compensation study. Taken together, the value of the options granted and the restricted stock target award was slightly above the median value of total long term incentive compensation as reflected in the compensation study. Based upon 1994 financial results, Mr. Jones earned a restricted stock award of 11,200 shares, of which 5,600 shares were awarded subject to restrictions and 5,600 shares are subject to adjustment based upon attainment of the performance goals for 1995 and 1996.

INTERNAL REVENUE CODE LIMITATION ON DEDUCTIBILITY OF COMPENSATION

     The Committee has discussed and considered certain provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended, relating to the deduction of compensation-related expenses in excess of $1,000,000. The Committee has determined not to take further action at this time with regard to the Company's executive compensation programs. It will continue to consider these Code provisions with regard to such programs and any changes to them; however, the Committee believes the Company's interests are best served by retaining a flexible approach and that there may be circumstances in which it is appropriate to pay certain amounts or forms of compensation that will not be fully deductible under these Code provisions.

     The Compensation Committee Report below shall not be deemed incorporated by reference by a general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                                                          COMPENSATION COMMITTEE
                                                     Edward J. Mooney (Chairman)
                                                                   Robert J. Day
                                                                  John T. Horton
                                                               Gary E. MacDougal
                                                               Robert T. Stewart

                            STOCK PERFORMANCE CHART

     The Stock Performance Chart below shall not be deemed incorporated by reference by a general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     The chart below compares the cumulative total shareholder return on the Common Stock of the Company for the last five fiscal years with the cumulative total return on the S&P 500 Index and the Dow Jones Diversified Industrial Index for the same period. The comparison assumes $100 was invested in the Company's Common Stock, the S&P 500 Index and the Dow Jones Diversified Industrial Index on December 31, 1989, and reinvestment of all dividends.

                          COMPARISON OF TOTAL RETURNS

            VALUE FOR EACH ONE HUNDRED DOLLARS INVESTED ON 12/31/89 (GAINS IN STOCK PRICE, DIVIDENDS AND REINVESTED DIVIDENDS)

      MEASUREMENT PERIOD
    (FISCAL YEAR COVERED)           S&P 500       PEER GROUP*         CBI
12/31/89                                   100             100             100
12/31/90                                    97              93             127
12/31/91                                   127             115             155
12/31/92                                   136             134             144
12/31/93                                   150             164             150
12/31/94                                   152             150             129

                    *DOW JONES DIVERSIFIED INDUSTRIAL INDEX

                                                                         ANNEX A

                                LEHMAN BROTHERS

                                                               December 22, 1995

Board of Directors
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL 60521

Dear Members of the Board:

     We understand that CBI Industries, Inc. (the "Company"), Praxair, Inc. (the "Bidder") and Praxair Acquisition Corp., a wholly-owned subsidiary of the Bidder ("Acquisition Sub"), have entered into an Agreement and Plan of Merger dated as of December 22, 1995 (the "Merger Agreement") which provides, among other things, for (i) the tender offer by Acquisition Sub for all outstanding shares of the common stock, par value $2.50 per share, together with certain associated rights, of the Company for consideration of $33.00 net per share in cash (the "Tender Offer"), and (ii) the subsequent merger (the "Merger," and together with the Tender Offer, the "Transaction") of Acquisition Sub with and into the Company, pursuant to which each outstanding share of the common stock of the Company (other than shares held in treasury or held by the Bidder or any of its affiliates or as to which dissenters' rights are perfected) will be converted into the right to receive consideration of $33.00 net per share in cash. The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be offered to such shareholders in the Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Transaction, (2) such publicly available information concerning the Company and the Bidder which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company including, without limitation, certain projections prepared by the Company, (4) a trading history of the Company's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, in arriving at our opinion, we have considered the results of efforts to solicit indications of interest from third parties with respect to an acquisition of all or part of the Company or other strategic transactions involving the Company. We also have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are

                              LEHMAN BROTHERS INC.

         190 S. LASALLE STREET CHICAGO, IL 60603 TELEPHONE 312/609-7200
                             FACSIMILE 312/609-8562
not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Transaction is fair to such shareholders.

     We have, in the past, provided financial advisory and financing services to the Company and are acting as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company and the Bidder for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to such shareholder in the Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                                                         ANNEX B

                                                        Investment Banking Group

                                                        5500 Sears Tower
                                                        Chicago, Illinois 60606
                                                        312 906 6200
                                                        FAX 312 906 6262
[Merrill Lynch Logo]

                                                               December 22, 1995

Board of Directors
CBI Industries, Inc.
800 Jorie Boulevard
Oak Brook, IL 60521

Dear Members of the Board:

     We understand that CBI Industries, Inc. (the "Company"), Praxair, Inc. (the "Bidder") and Praxair Acquisition Corp., a wholly-owned subsidiary of the Bidder ("Acquisition Sub"), have entered into an Agreement and Plan of Merger dated as of December 22, 1995 (the "Merger Agreement") which provides, among other things, for (i) the tender offer by Acquisition Sub for all outstanding shares of the common stock, par value $2.50 per share, together with certain associated rights, of the Company for consideration of $33.00 net per share in cash (the "Tender Offer"), and (ii) the subsequent merger (the "Merger," and together with the Tender Offer, the "Transaction") of Acquisition Sub with and into the Company, pursuant to which each outstanding share of the common stock of the Company (other than shares held in treasury or held by the Bidder or any of its affiliates or as to which dissenters' rights are perfected) will be converted into the right to receive consideration of $33.00 net per share in cash. The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be offered to such shareholders in the Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Transaction, (2) such publicly available information concerning the Company and the Bidder which we believe to be relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company including, without limitation, certain projections prepared by the Company, (4) a trading history of the Company's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, in arriving at our opinion, we have considered the results of efforts to solicit indications of interest from third parties with respect to an acquisition of all or part of the Company or other strategic transactions involving the Company. We also have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Transaction is fair to such shareholders.

     We have, in the past, provided financial advisory and financing services to the Company and are acting as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company and the Bidder for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to such shareholder in the Transaction.

                                          Very truly yours,

                                          MERRILL LYNCH

                                 EXHIBIT INDEX

Exhibit 37      Agreement and Plan of Merger, dated as of December 22, 1995, by and among
                Praxair, Inc., PX Acquisition Corp. and CBI Industries, Inc.
Exhibit 38      Letter to CBI Industries, Inc.'s stockholders dated December 28, 1995
Exhibit 39      Opinion of Lehman Brothers Inc. dated December 22, 1995 (incorporated by reference to Annex A to Amendment No. 9 of the Schedule 14D-9 filed by CBI
                Industries, Inc.)
Exhibit 40      Opinion of Merrill Lynch & Co. dated December 22, 1995 (incorporated by reference to Annex B to Amendment No. 9 to the Schedule 14D-9 filed by CBI
                Industries, Inc.)
Exhibit 41      Form of Letter to Restricted Stock Plan Participants